Resignation of Richard Chiang

By signing below, I, Richard Chiang, hereby resign as a director of APEX 4, Inc., a Delaware corporation (the “Company”), and also resign from any and all officer positions with the Company, effective as of the date set forth below.

Dated this 18th day of July, 2012

/s/ Richard Chiang

Richard Chiang